April 18, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer Angelini
Geoffrey Kruczek

Re:	Acceleration Request
Registration Statement on Form F-4 (Registration File No. 333-273211)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JBS B.V. (the “Company”) respectfully requests that the effective date of its Registration Statement on Form F-4, initially filed on July 12, 2023 (as amended to date, the “Registration Statement”), be accelerated so that the Registration Statement may become effective by 4:00 p.m., New York City time, on Tuesday, April 22, 2025, or as soon thereafter as practicable.

* * *

The Company respectfully requests that it be notified of such effectiveness by telephone call to John R. Vetterli of White & Case LLP at (212) 819-8816 or Karen Katri of White & Case LLP at (305) 925-4788.

JBS B.V.

By	/s/ Gilberto Tomazoni
Name: Gilberto Tomazoni
Title: Chief Executive Officer

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP